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                               June 20, 2023

       Jennifer L. Honeycutt
       President and Chief Executive Officer
       Veralto Corporation
       2200 Pennsylvania Avenue. N.W., Suite 800W
       Washington, D.C. 20037-1701

                                                        Re: Veralto Corporation
                                                            Amendment No. 1 to
Draft Registration Statement on Form 10
                                                            Submitted May 26,
2023
                                                            CIK No. 0001967680

       Dear Jennifer L. Honeycutt:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 1 to Draft Registration Statement on Form 10 submitted May 26, 2023

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Business Segments
       Water Quality, page 65

   1. We note your discussion of year-over-year core sales. Here and throughout your discussion of your
operating results, where you discuss one or more factors responsible for an increase or
decrease in a line item, please quantify the contribution of each factor.
                                                        For example, quantify
the increase in core sales in the municipal and industrial end markets, and in the
business chemical treatment solutions product line. Please also quantify the decrease
in core sales in the ultraviolet water disinfection business attributable to
completion of several large projects, and clarify whether you expect this
 Jennifer L. Honeycutt
Veralto Corporation
June 20, 2023
Page 2
         trend to continue in future financial periods. Make conforming changes throughout your discussion of your results of operations.
Capital Expenditures, page 75

2. Please amend your disclosure to clarify, for the periods presented, the portion of your capital expenditures used for increasing capacity, replacing equipment, supporting new product development, and improving information technology systems, respectively.
Intellectual Property, page 94

3. We note your response to comment 11 that the Company does not believe that any single patent (or related group of patents) is material to any segment of the
Company   s business
         or to the Company   s businesses as a whole. We also note your
disclosure that "in
         aggregate Veralto   s intellectual property is important to its
operations." Please revise your
         Intellectual Property disclosure to provide a more detailed discussion of the type of patent protection upon which you rely for for each of your material products or product families, including a discussion of the jurisdcitions where you have issued patents or pending patent applications, and the relevant expiration dates.
Properties, page 99

4. We note your response to previous comment 13 regarding material leases. Please revise the disclosure in the "Properties" section of the Information Statement to note that you do not believe that any individual lease agreement is material to the Company as a whole. In this regard, we note that your disclosure refers to certain of your facilities as "significant facilities."
Executive Compensation
Non-CEO Veralto NEOs Annual Incentive Payout, page 115

5. We note your amended disclosure that certain Senior Leader Business Metrics included operating profit, core revenue growth, and working capital turnover. To the extent that any of the awards reflected in your Summary Compensation table are based on non-
         GAAP measures, please amend your disclosure to describe how any non-GAAP
         numbers are calculated from your audited financial statements. Refer to Instruction 5 to
         Item 402(b) of Regulation S-K.
General
FirstName LastNameJennifer L. Honeycutt
6.     Please file the Bystrom Employment Agreement as an exhibit to your registration
Comapany    NameVeralto
       statement,  or tell usCorporation
                              why you do not believe you are required to do so.
See Item
       601(b)(10)
June 20, 2023 Pageof2Regulation S-K.
FirstName LastName
 Jennifer L. Honeycutt
FirstName   LastNameJennifer L. Honeycutt
Veralto Corporation
Comapany
June        NameVeralto Corporation
     20, 2023
June 20,
Page 3 2023 Page 3
FirstName LastName
       You may contact Christie Wong at 202-551-3684 or Jeanne Baker at 202-551-3691 if
you have questions regarding comments on the financial statements and related matters. Please contact Conlon Danberg at 202-551-4466 or Katherine Bagley at 202-551-2545 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Industrial
Applications and
                                                          Services
cc:      Thomas Greenberg, Esq.